DAVIS | LEGAL ADVISORS SINCE 1892
LLP

08003705

FROM THE OFFICE OF Joy Syho
DIRECT LINE 604.443-2643
DIRECT FAX 604.605.4879
E-MAIL jsyho@davis.ca

FILE NUMBER 50277-00001

June 30, 2008

SEC Mail
Mail Processing
Section

JUL 7 2008

Washington, DC
106

SUPPL

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

Dear Sirs:

Re: GGL Diamond Corp. - Exemption No. 82 - 1209

We are solicitors for GGL Diamond Corp. (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

PROCESSED
JUL 11 2008
THOMSON REUTERS

Yours truly,

DAVIS LLP

Per: [signature]

Joy Syho
Paralegal
js/Encs.

7/10

I:\Securities\ReidCo\Public\50277\USSEC\2008\June 30 Ltr.doc

Exemption No. 82-1209

June 30, 2008

GGL DIAMOND CORP.
(the "Company")

Index

1. Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	BC	N/A
(b)	Extra-provincial Registration		
	(i)	NWT	N/A
(c)	Annual Reports		
	(i)	BC	June 5, 2008
	(ii)	NWT	June 13, 2008
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	June 5, 2008
	(ii)	NWT	N/A
(e)	Special Resolution		
	(i)	BC	N/A
	(ii)	NWT	N/A

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	**Documents Filed**
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under MI 52-109	N/A
(f)	News Releases	June 25, 2008
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	N/A
(i)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(j)	Form 45-106F1, Report of Exempt Distribution	N/A
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A

Document Name or Information			Documents Filed
(p)	Notice of Change of Status Report		N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:		
	(i)	charter documents	N/A
	(ii)	securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii)	any securityholder rights plans or similar plans	N/A
	(iv)	any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v)	copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus		N/A
(s)	Amendment to Prospectus		N/A
(t)	Takeover Bid Circular		N/A
(u)	Notice of Change or Variation to Takeover Bid Circular		N/A
(v)	Issuer Bid Circular		N/A
(w)	Notice of Change or Variation to Issuer Bid Circular		N/A
(x)	Initial Acquisition Report		N/A

Document Name or Information		Documents Filed
(y)	Subsequent Acquisition Reports	N/A
(z)	Notice of Intention to Sell by a Control Person	N/A

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	June 25, 2008
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	N/A
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A

Document Name or Information			Documents Filed
(r)	Notice of Dividends		N/A
(s)	Exchange Bulletins announcing certain transactions:		
	(i)	Promotional Investor Relations and Market-Making Activities	N/A
	(ii)	Dividend/Distribution Declaration	N/A
	(iii)	Private Placement	N/A
	(iv)	Warrant Amendments	N/A
	(v)	Shares for Debt	N/A
	(vi)	Short Form Offering	N/A
	(vii)	Acquisitions/Dispositions	N/A
	(viii)	Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix)	Name Change without Consolidation or Split	N/A
	(x)	Name Change and Consolidation/Split	N/A
(t)	Listing Application		N/A

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A

Document Name or Information		Documents Filed
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Mail Processing Section
JUN 2008
Washington, DC

Exemption No. 82-1209

Date and Time: June 6, 2008 09:35 AM Pacific Time

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Annual Report

BC COMPANY

FORM 6
BUSINESS CORPORATIONS ACT
Section 51

Filed Date and Time: **June 5, 2008 03:39 PM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF COMPANY	
GGL DIAMOND CORP. 2800 PARK PLACE 666 BURRARD ST VANCOUVER BC V6C 2Z7 CANADA	INCORPORATION NUMBER **BC0235315**
	DATE OF RECOGNITION **May 25, 1981**
	DATE OF ANNUAL REPORT (ANNIVERSARY DATE OF RECOGNITION IN BC) **May 25, 2008**

OFFICER INFORMATION AS AT May 25, 2008

Last Name, First Name, Middle Name:
DE STEIN, SUSAN

Office(s) Held: (Vice President)

Mailing Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2
CANADA

Delivery Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2
CANADA

Last Name, First Name, Middle Name:
DEMARE, NICK

Office(s) Held: (CFO, Secretary)

Mailing Address:
1090 WEST GEORGIA STREET
SUITE 1305
VANCOUVER BC V6E 3V7
CANADA

Delivery Address:
1090 WEST GEORGIA STREET
SUITE 1305
VANCOUVER BC V6E 3V7
CANADA

Last Name, First Name, Middle Name:
HRKAC, RAYMOND ANDREW

Office(s) Held: (CEO, President)

Mailing Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2
CANADA

Delivery Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2
CANADA

Last Name, First Name, Middle Name:
LAU, JURGEN T.

Office(s) Held: (Assistant Secretary)

Mailing Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2
CANADA

Delivery Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2
CANADA

Last Name, First Name, Middle Name:
ORNSTEIN, DONNA L.

Office(s) Held: (Assistant Secretary)

Mailing Address:
6907 WILTSHIRE STREET
VANCOUVER BC V6P 5H2
CANADA

Delivery Address:
6907 WILTSHIRE STREET
VANCOUVER BC V6P 5H2
CANADA

Exemption No. 82-1209

FORM 27
BUSINESS CORPORATIONS ACT
ANNUAL RETURN EXTRA-TERRITORIAL CORPORATION
FORMULE 27
LOI SUR LES SOCIÉTÉS PAR ACTIONS
RAPPORT ANNUEL D'UNE SOCIÉTÉ EXTRATERRITORIALE

Northwest Territories

FILED-DÉPÔT
No.: ET 5068
Date: June 13/08
DEPUTY/REGISTRAR OF CORPORATIONS
REGISTRAIRE OU REGISTRAIRE ADJOINT DES SOCIÉTÉS

1) Name of corporation / Dénomination sociale de la société

GGL DIAMOND CORP.

2) This return contains information current to and including / Le présent rapport contient les renseignements les plus récents en date du

MONTH AND DAY OF INCORPORATION OR AMALGAMATION	MM 05 DD / J 25	MOIS ET JOUR DE CONSTITUTION OU DE FUSION
THE YEAR FOR WHICH THIS RETURN IS APPLICABLE	YYYY / ANNÉE 2008	ANNÉE APPLICABLE AU RAPPORT

3) Is the address of the registered office, and the post office box designated as the address for service by mail, if any, the same as shown on the last notice filed with the Registrar of Corporations? / L'adresse du bureau enregistré ou de la boîte postale aux fins de signification par courrier sont-elles les mêmes que celles qui figurent sur le dernier avis de désignation déposé auprès du registraire des sociétés ?

YES / OUI ☑ NO / NON ☐

4) Is the current postal and street address of the head office the same as the postal and street address shown on the last notice filed with the Registrar of Corporations? / L'adresse actuelle du siége social est-elle la même que celle qui figure sur le dernier avis de désignation déposé auprès du registraire des sociétés ?

YES / OUI ☑ NO / NON ☐

5) Are the current charter and regulations of the corporation the same as the charter and regulations that have been filed with the Registrar of Corporations? / La charte et les règlements de la société sont-ils les mêmes que ceux qui ont été déposés auprès du registraire des sociétés ?

YES / OUI ☑ NO / NON ☐

6) Are the current directors of the corporation the same as the directors shown on the last notice filed with the Registrar of Corporations? / Les administrateurs actuels de la société sont-ils les mêmes que ceux qui figurent sur le dernier avis de désignation déposé auprès du registraire des sociétés ?

YES / OUI ☑ NO / NON ☐

IF THE ANSWER TO EITHER OF THE ABOVE QUESTIONS IS "NO", THIS RETURN MUST BE ACCOMPANIED BY ALL NOTICES NECESSARY TO BRING THE RECORDS OF THE REGISTRAR UP TO DATE.

SI VOUS AVEZ RÉPONDU «NON» À L'UNE DES QUESTIONS CI-DESSUS, LE PRÉSENT RAPPORT DOIT ÊTRE ACCOMPAGNÉ DE TOUS LES AVIS DE DÉSIGNATION NÉCESSAIRES AFIN DE METTRE À JOUR LES REGISTRES DU REGISTRAIRE.

Date	Signature	Title (Director, Officer or Solicitor) / Titre (Administrateur, dirigeant ou avocat)
June 3, 2008	[signature]	President & CEO

Date and Time: June 6, 2008 09:42 AM Pacific Time

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **June 5, 2008 03:44 PM Pacific Time**

Incorporation Number:
BC0235315

Name of Company:
GGL DIAMOND CORP.

Director(s) Change of Name or Address

Last Name, First Name, Middle Name:
MEYER, WILLIAM

Mailing Address:
2493 WEST 1ST AVENUE
SUITE 205
VANCOUVER BC V6K 1G5
CANADA

Delivery Address:
2493 WEST 1ST AVENUE
SUITE 205
VANCOUVER BC V6K 1G5
CANADA

GGL DIAMOND CORP.

NEWS RELEASE

June 12, 2008

Airborne geophysical PGB survey completed; drill target selection begins

VANCOUVER, British Columbia, Canada – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) is pleased to provide an update on the Company's current exploration activities and plans:

On behalf of GGL, Geotech Ltd. (Aurora, Ontario) has completed a VTEM (Versatile time-domain electromagnetics (EM)) and magnetic survey, flying a total of 8,701 km over GGL's Providence Greenstone Belt (PGB) project area in the Northwest Territories (NT). Geotech was contracted to provide both their off-time and B-field EM data to allow for the best possible mapping of targets of high conductance.

GGL geologists and Condor Consulting Inc. (Lakewood, Colorado) are now assessing the preliminary data. At this stage, a number of new high conductance zones have been identified and are being prioritized for field follow-up. Initial field examination of the higher priority features will begin this month.

One of the new high priority conductive zones has been designated as "61W". This feature consists of a strong EM conductor hosted within a moderate to low magnetic zone. The 61W zone has overall dimensions of 1.4 km (NE) by 0.5 km (NW). Modeling of the parts of the conductor suggests that it is comprised of a number of discrete units some of which are of very high conductance. This area is an extension of areas sampled during the 2007 program, in which ultrabasic rocks were identified as komatiites. The identified komatiites within the Company's PGB project area have geochemical signatures similar to komatiites that host nickel deposits in similar Archean terranes worldwide. *(For information and graphics regarding this high priority zone, please go to our web site at http://ggldiamond.ca/index.php?m=projectareacharts&item=493#chart1457. More information is contained in the presentation made at the AGM on May 23, 2008, which is now available on the web site, at http://ggldiamond.ca/index.php?m=presentation&item=1453.)*

The independent Qualified Person for the Company for the PGB project is N.C. Carter, PhD., P. Eng., Consulting Geologist.

Background

In 2006, the Company made a discovery of nickel mineralization in komatiites within an extensive greenstone mineral belt and is taking steps to pinpoint potential sources of nickel, gold, and base metals on this vast 100% GGL-owned property. Our 2008 plans include further mapping and sampling with drilling scheduled for August.

In the past several months, the Company has staked additional claims to cover the most prospective portions of the greenstone belt. Greenstone belts throughout the world are known for their potential to host nickel, VMS deposits, gold, and uranium. Given that nickel and other base metals are in demand and commodity prices are attractive, the Company has proceeded with intensive research, exploration and strategic plans related to this discovery.

Exploration work to date confirms the potential not only for magmatic nickel associated with komatiites, but also for polymetallic volcanogenic massive sulphide deposits (VMS) and gold within the belt. Although nickel will be the prime focus of our exploration, the model for VMS deposits is well understood and the geology in the area is highly prospective for economic base metal deposits. More work will be directed here as well.

#904-675 West Hastings Street, Vancouver, BC, Canada V6B 1N2

T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | info@ggldiamond.ca | www.ggldiamond.ca

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Susan de Stein, GGL Diamond Corp.
Phone: (604) 688-0546; Email: susan.de.stein@ggldiamond.ca
For more information, please check our web site at [www.ggldiamond.ca.](http://www.ggldiamond.ca)

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

END